UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2015

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Akari Therapeutics, Plc

Full Name of Registrant

Former Name if Applicable

24 West 40th Street, 8th Floor

Address of Principal Executive Office ( Street and Number)

New York, NY 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the recent Acquisition (as defined below) completed on September 18, 2015, the compilation, dissemination and review of the information required to be presented in the Registrant’s Form 10-Q for the quarterly period ended September 30, 2015 has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without unreasonable effort and expense. The Registrant currently expects to file its Form 10-Q for the third quarter ended September 30, 2015 on or before the fifth calendar day following the prescribed due date for the filing of the Registrant's Form 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dov Elefant, CFO	(646)	350-0702
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒   Yes    ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On September 18, 2015, the Registrant completed its acquisition of all of the capital stock of Volution Immuno Pharmaceuticals SA (“Volution”), from RPC Pharma Limited (“RPC”), Volution’s sole shareholder, in exchange for ordinary shares, par value £0.01, (“Ordinary Shares”), of the Registrant (the “Acquisition”). Since the Volution securityholders owned a majority of the capitalization of the Registrant immediately following the closing of the Acquisition, Volution is considered to be the acquiring company for accounting purposes, and the transaction has been accounted for as a reverse acquisition under the acquisition method of accounting for business combinations in accordance with U.S. GAAP. Accordingly, the assets and liabilities and the historical operations that will be reflected in the consolidated financial statements for the quarterly period ended September 30, 2015 included in the Form 10-Q are those of Volution and are recorded at the historical cost basis of the Registrant. The Registrant’s assets and liabilities are consolidated as of September 18, 2015 and are recorded at their net tangible book value. The Registrant’s results of operations are consolidated with Volution commencing September 18, 2015.

The Registrant expects to report a net loss for the three months ended September 30, 2015 that is significantly greater than the loss for the three months ended September 30, 2014 due to an increase in operating expenses relating to the Acquisition and the development of its lead product candidate Coversin in addition to certain non-cash charges, which have not yet been quantified. Because such potential non-cash charges are currently still being analyzed and have not yet been finalized, the Registrant is unable to quantify its results at this time. As of September 30, 2015, the Registrant had $78,772,888 in cash and cash equivalents.

Akari Therapeutics, Plc

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 17, 2015	By:	/s/ Gur Roshwalb
Gur Roshwalb Chief Executive Officer